--------------------------
                                                        OMB APPROVAL
                         UNITED STATES                -------------------------
              SECURITIES AND EXCHANGE COMMISSION      OMB Number:     3235-0145
                    Washington, D.C. 20549            Expires: October 31, 1997
                                                      Estimated average
                                                      burden
                                                      hours per form     14.90
                                                     --------------------------
                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*


                          Valero Energy Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  919138107
        --------------------------------------------------------------
                                (CUSIP Number)
                      c/o Arnold S. Olshin, Salomon Inc
      Seven World Trade Center, New York, New York 10048 (212) 783-7000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 1, 1997
        --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------                         ------------------------
CUSIP No. 919138107                                    Page    of 17 Pages
                                                            --    --
---------------------------                         ------------------------

----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Inc
         22-1660266
----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [X]
----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------------------------------------------------
NUMBER OF SHARES      7    SOLE VOTING POWER

                  ----------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
    OWNED BY               3,609,396 shares

                  ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
                  ----------------------------------------------------------
      WITH           10    SHARED DISPOSITIVE POWER
                           3,609,396 shares
----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         3,609,396 shares
----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|


----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         7.5%
----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

           The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Valero Energy Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 530 McCullough Avenue, San Antonio, Texas 78215.

Item 2.    Identity and Background.

           (a-c, f) This statement on Schedule 13D is being filed by Salomon Inc, a corporation organized under the laws of the State of Delaware. All of the Common Stock reported herein is directly beneficially owned by Salomon Inc or by Salomon Brothers Inc, a corporation organized under the laws of the State of Delaware ("SBI"). SBI is a wholly owned subsidiary of Salomon Brothers Holding Company Inc, a corporation organized under the laws of the State of Delaware ("SBHC"), which is in turn a wholly owned subsidiary of Salomon Inc. The principal executive offices of SBI, SBHC and Salomon Inc are located, and the principal business activities of each are conducted, at Seven World Trade Center, New York, New York 10048.

           The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC and Phibro Inc., a corporation engaged in commodities trading, concentrating on crude oil and other energy related commodities. The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI. SBI is a registered broker-dealer, the principal business of which is the general brokerage, dealer and investment banking business.

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc and of SBHC and SBI are set forth in Annexes A and B hereto respectively, which are incorporated herein by reference.

           (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and


                        Page 3 of 17 Pages
related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI.
On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity with the Federal Reserve Bank until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

           On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against Salomon Inc and accepted Salomon Inc's Offer of Settlement. Salomon Inc, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that Salomon Inc had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that Salomon Inc had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, Salomon Inc had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of Salomon Inc and its subsidiaries. In determining to accept Salomon Inc's Offer of Settlement, the SEC considered remedial acts promptly undertaken by Salomon Inc and cooperation afforded the SEC staff.

           Other than as aforesaid, during the last five years neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI or any of the persons listed in Annexes A or B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Salomon Inc, SBHC, SBI or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                        Page 4 of 17 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

           Beneficial ownership of 3,429,796 of the shares of Common Stock of the Issuer described in Item 5 was acquired in connection with the sale by Salomon Inc to the Issuer of all the issued and outstanding shares of common stock, par value $.01 per share ("Basis Common Stock"), of Basis Petroleum, Inc., a corporation organized under the laws of the State of Texas ("Basis"). Such sale was effected pursuant to a Stock Purchase Agreement, dated as of April 22, 1997, among Salomon Inc, Basis, Valero Refining and Marketing Company, a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of the Issuer ("VRMC"), and the Issuer (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Issuer delivered to Salomon Inc on May 1, 1997 (the "Closing Date") 3,429,796 shares of Common Stock as payment for a portion of the purchase price of Basis, as more fully described in Item 5.

           The net amounts of funds used by SBI to acquire the remaining 106,600 shares of Common Stock and the options to purchase 73,000 shares of Common Stock described in Item 5 are estimated to be approximately $3,424,498 and $966, respectively. These funds came from SBI's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such loans are secured virtually entirely by securities owned by SBI.

Item 4.    Purpose of Transaction.

           3,429,796 of the shares of Common Stock to which this statement relates were acquired in connection with the sale of all of the outstanding shares of Basis Common Stock by Salomon Inc pursuant to the Purchase Agreement. The closing of such sale occurred on the Closing Date. The aggregate consideration paid to Salomon Inc on the Closing Date consisted of (i) 3,429,796 shares of Common Stock having a value of approximately $120,000,000,
(ii) cash in the amount of approximately $365,000,000, which is subject to certain post-closing adjustments and (iii) participation payments based on a fixed notional throughput and the difference, if any, between an average market crackspread and a base crackspread over a period of up to ten years.

           The Issuer has announced that it has entered into an agreement providing for the merger (the "Merger") of the Issuer into PG&E Corporation ("PG&E"), as a result of which the Issuer's stockholders would acquire shares of common stock of PG&E in exchange for their shares of Common Stock. The Issuer has announced that it plans to distribute, immediately prior to the Merger, the common stock, par value $.01 per share, of VRMC to its stockholders (the "Spin-Off"). As a condition to the consummation of the sale of Basis to the Issuer, Salomon Inc entered into stockholder agreements with each of the Issuer and VRMC (the "Stockholder Agreements") relating to the disposition of the Common Stock issued to Salomon Inc on the Closing Date and the stock of VRMC to be issued to Salomon Inc in connection with the Spin-Off, respectively. The Stockholder Agreement between Salomon Inc and the Issuer requires the Issuer



                        Page 5 of 17 Pages
to file and maintain a shelf registration statement to allow the continuous or delayed offering of shares of Common Stock delivered pursuant to the Purchase Agreement in the event that the Merger is not consummated. Such agreement prohibits the disposition of any such shares until the earlier of December 31, 1997 and the consummation of the Merger (the "Valero Lock-up Period"). The Stockholder Agreement between Salomon Inc and VRMC requires VRMC to file and maintain a shelf registration statement to allow the continuous or delayed offering of shares of VRMC common stock issued to Salomon Inc in connection with the Spin-Off. Such agreement prohibits the disposition of any such shares until 90 days after the Spin-Off or such earlier time as the market price of such shares has increased to 115% of the market price immediately following the Spin-Off (the "VRMC Lock-up Period"). In addition, each of the Stockholder Agreements, among other things, (i) prohibits Salomon Inc, upon notice from the relevant issuer at any time beginning 150 days after the later to occur of the effectiveness of a shelf registration statement and the expiration of the Valero Lock-up Period or the VRMC Lock-up Period, as the case may be, from effecting any public sale or distribution of the relevant shares until 120 days after the closing of an offering of securities by such issuer and (ii) provides the relevant issuer a right of first offer with respect to certain shares of such issuer proposed to be sold by Salomon Inc. In each of the Stockholder Agreements, Salomon Inc has also agreed to be present or represented by proxy at all stockholder meetings of the relevant issuer and to vote the relevant shares then benefically owned by Salomon Inc for persons nominated for election to the board of directors of the relevant issuer by such board of directors. Copies of the Stockholder Agreements are attached hereto as
Exhibit 1 and Exhibit 2, respectively, each of which is incorporated herein by reference.

           The remaining 106,600 shares of Common Stock and the options to purchase 73,000 shares of Common Stock described in
Item 5 and directly beneficially owned by SBI were acquired by SBI in the ordinary course of business using its working capital.

           Upon the expiration of the lockup provisions of the applicable Stockholder Agreement, Salomon Inc currently intends to dispose of the Common Stock that it received as consideration for the sale of Basis or other securities received in exchange therefor in connection with the Spin-Off and the Merger, subject to then existing market conditions. Notwithstanding the foregoing, Salomon Inc or SBI at any time or from time to time may, subject to the provisions of the Stockholder Agreements (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Common Stock or other securities of the Issuer, any other securities obtained in connection with the Merger or the Spin-Off (including, without limitation, securities issued by PG&E or VRMC) or any other securities of PG&E or VRMC (collectively, "Securities"), (ii) sell, or agree to sell, or sell put or call options relating to, some or all of the Securities owned by Salomon Inc or SBI, in each such case in the open market, in negotiated transactions or otherwise, (iii) make or receive proposals to enter into negotiations with respect to such transactions and/or (iv) surrender the Securities owned by Salomon Inc or SBI in connection with any merger, tender offer or other acquisition transaction involving the Issuer, PG&E or VRMC. Salomon Inc's or SBI's decisions in such regard will be based on their views of the values of the relevant Securities and the prevailing price of such Securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, PG&E or VRMC, tax considerations and any other relevant factors. Other than as described above, none of Salomon Inc, SBHC and SBI has any plans or proposals that relate to or would result in any transactions involving the Issuer, PG&E, VRMC or any of their subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the SEC under the 1934 Act.


                        Page 6 of 17 Pages

Item 5.    Interest in Securities of the Issuer.

           (a-b) The number of shares of Common Stock acquired by Salomon Inc on the Closing Date was determined based on a formula set forth in the Purchase Agreement. Under this formula, Salomon Inc was to receive (subject to adjustment under certain circumstances) a number of shares of Common Stock equal to $120,000,000 divided by the average of the daily high and low prices per share of Common Stock as reported on the New York Stock Exchange ("NYSE") on each of the last five consecutive full NYSE trading days ending on and including the fifth trading day prior to the Closing Date, rounded down to the nearest whole share. The average of such reported high and low prices was $34.9875. Accordingly, the Issuer delivered 3,429,796 shares of Common Stock to Salomon Inc on the Closing Date.

           In addition to the shares of Common Stock delivered to Salomon Inc on the Closing Date, as of the close of business on May 1, 1997, SBI directly beneficially owned 179,600 shares of Common Stock, consisting of (x) 106,600 shares of Common Stock and (y) call options with respect to 73,000 shares of Common Stock. At that date, SBI also held short positions in (a) 62,450 shares of the Issuer's $3.125 Convertible Preferred Stock, convertible into 115,520 shares of Common Stock, and (b) call options with respect to 45,000 shares of Common Stock. By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock beneficially owned by SBI.

           The Issuer represented and warranted to Salomon Inc in the Purchase Agreement that 44,840,281 shares of Common Stock were issued and outstanding as of the close of business on March 31, 1997. The 3,429,796 shares of Common Stock issued to Salomon Inc on the Closing Date, together with the 179,600 additional shares of Common Stock directly beneficially owned by SBI (a total of 3,609,396 shares of Common Stock), represent approximately 7.5% of the outstanding shares of Common Stock (based on 48,343,077 shares of Common Stock outstanding, including the 3,429,796 shares issued to Salomon Inc on the Closing Date and the 73,000 shares of Common Stock underlying the long call options held by SBI).

           Except as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI or any of the persons listed in Annexes A or B hereto beneficially owned any Common Stock at the close of business on May 9, 1997.

           (c) Neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI or the persons listed in Annexes A or B hereto made any purchases or sales of Common Stock from March 7, 1997 through the close of business on May 9, 1997, other than as described in Item 3 and Item 4 in connection with the sale of Basis.

           (d-e)  Not applicable.


                        Page 7 of 17 Pages

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           Other than the provisions of the agreements described in Item 4, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of SBHC, SBI or any of the persons listed in Annexes A or B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1. Stockholder Agreement, dated as of May 1, 1997, between the Issuer and Salomon Inc
Exhibit 2. Stockholder Agreement, dated as of May 1, 1997, between VRMC and Salomon Inc





                        Page 8 of 17 Pages

                                   ANNEXES
                                   -------

A. Executive Officers and Directors of Salomon Inc

B. Executive Officers and Directors of Salomon Brothers Holding Company Inc and Salomon Brothers Inc




                            Page 9 of 17 Pages

                                  SIGNATURE
                                  ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 1997

                          SALOMON INC





                          By_____________________________________
                            Name:  Arnold S. Olshin
                            Title:  Secretary







                       Page 10 of 17 Pages

                                                                May 1997
                              ANNEX A
                              -------
                 EXECUTIVE OFFICERS AND DIRECTORS
                 --------------------------------
                          OF SALOMON INC
                          --------------


                                   Principal Occupation
Name and Title                     and Business Address
--------------                     --------------------


Jerome H. Bailey                   Chief Financial Officer
Chief Financial Officer            Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer and
                                     Managing Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Warren E. Buffett(1)               Chairman and Chief Executive
Director                             Officer
                                   Berkshire Hathaway Inc.
                                   1440 Kiewit Plaza
                                   Omaha, Nebraska  68131


Richard J. Carbone                 Controller
Controller                         Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Robert E. Denham(1)                Director, Chairman and Chief
Director, Chairman and Chief         Executive Officer
  Executive Officer                Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



                       Page 11 of 17 Pages

Dr. Claire M. Fagin                Leadership Professor
Director                           School of Nursing
                                   University of Pennsylvania
                                   Philadelphia, Pennsylvania 19104


Gedale B. Horowitz                 Senior Executive Director
Director and Executive             Salomon Brothers Holding
  Vice President                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Thomas W. Jasper                   Treasurer
Treasurer                          Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Treasurer and Managing Director
                                   Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Deryck C. Maughan(2)               Chairman and Chief Executive
Director and Executive               Officer
Vice President                     Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

David O. Maxwell(1)                Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



                       Page 12 of 17 Pages

Robert H. Mundheim                 Executive Vice President and
Executive Vice President and          General Counsel
 General Counsel                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



Charles T. Munger                  Vice Chairman
Director                           Berkshire Hathaway Inc.
                                   355 So. Grand Avenue
                                   Los Angeles, California  90071


Shigeru Myojin(3)                  Vice Chairman
Director                           Salomon Brothers Inc
                                   Victoria Plaza
                                   111 Buckingham Palace Rd.
                                   London, SW1W OSB, England


Louis A. Simpson(1)                Director, President and
Director                           Chief Executive Officer,
                                   Capital Operations
                                   GEICO Corporation
                                   One Geico Plaza
                                   5260 Western Avenue
                                   Washington, D.C.  20076-0001


Wesley S. Williams, Jr.            Partner,
Director                           Covington & Burling, Esqs.
                                   1201 Pennsylvania Avenue, N.W.,
                                     Suite 1155A
                                   Washington, D.C. 20004


A. Thomas Young                     Retired
Director                            c/o Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048


                       Page 13 of 17 Pages

                            Citizenship
                            -----------

Except as footnoted below, each of the individuals listed above is a citizen of the United States.


----------------------
(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan




                       Page 14 of 17 Pages

                                                                May 1997

                                 ANNEX B
                                 -------
                   EXECUTIVE OFFICERS AND DIRECTORS OF
                   -----------------------------------
                  SALOMON BROTHERS HOLDING COMPANY INC
                  ------------------------------------
                        AND SALOMON BROTHERS INC
                        ------------------------

                                       Principal Occupation
Name and Title                         and Business Address
--------------                         --------------------

Jerome H. Bailey(1)                    Chief Financial Officer and
Chief Financial Officer and              Managing Director
  Managing Director                    Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048

                                       Chief Financial Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Rodney B. Berens(1) (2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Thomas W. Brock(1)                     Chairman and Chief Executive
Managing Director                        Officer
                                       Salomon Brothers Asset
                                         Management Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Robert E. Denham(3)                    Director, Chairman and
Managing Director                        Chief Executive Officer
                                       Salomon Inc
                                       Seven World Trade Center
                                       New York, New York  10048

Eric C. Fast(2)                        Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048



                       Page 15 of 17 Pages

Bruce C. Hackett(1)                    Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


John L. Haseltine(1)(2)                Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Toshiharu Kajima(1) (4)                Chief Executive Officer
Managing Director                      Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome
                                       Minatu-Ku, Tokyo 107  Japan


Thomas W. Jasper                       Treasurer and Managing Director
Treasurer and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Deryck C. Maughan(1)(2)(3)(5)          Chairman and Chief Executive
Chairman and Chief Executive             Officer
  Officer                              Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Kenneth K. Marshall(1)                 Chief Administrative Officer
Chief Administrative Officer             and Managing Director
   and Managing Director               Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Eduardo G. Mestre(1) (2)               Managing Director
Managing Director                      Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048




                       Page 16 of 17 Pages

Peter J. Middleton(1) (5)              Chief Executive Officer
Managing Director                      Salomon Brothers International
                                         Limited
                                       Victoria Plaza
                                       111 Buckingham Palace Road
                                       London, SW1B  0SB
                                       England


Robert H. Mundheim(1)                  Secretary and Managing Director
Secretary and Managing Director        Salomon Brothers Inc
                                       Seven World Trade Center
                                       New York, New York  10048


Shigeru Myojin(1) (2) (4)              Vice Chairman and Managing
Director
Vice Chairman and                      Salomon Brothers Inc
   Managing Director                   Salomon Brothers Asia Limited
                                       Akasaka Park Building
                                       2-20, Akasaka 5-chome

      The officers and directors of Salomon Brothers Holding
Company Inc ("SBHC") are the same as those for Salomon Brothers
Inc.

                               Citizenship
                               -----------

      Except as footnoted below, each of the individuals listed above is a citizen of the United States.


----------------------
 (1)  Member of the Management Board
 (2)  Member of the Operating Committee
 (3)  Member of the Board of Directors
 (4)  Citizen of Japan
 (5)  Citizen of Great Britain





                       Page 17 of 17 Pages